Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number 000-29938

PACIFIC INTERNET LIMITED
(Exact Name of Registrant as Specified in Its Charter)

Republic of Singapore
(Jurisdiction of Incorporation or Organization)

89 Science Park Drive, #02-05/06
The Rutherford, Singapore Science Park,
Singapore 118261
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Not applicable

 No.   Document

  Press release dated May 11, 2005
  Management's discussion and analysis for the quarter ended March 31, 2005
  The Company's unaudited financial statements for the quarter ended March 31, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC INTERNET LIMITED

By :	/s/Tan Tong Hai

Name :	Tan Tong Hai
Title :	President and Chief Executive Officer
Date :	May 11, 2005

Media Release

The financial statement amounts in this report are in conformity with US GAAP.

For convenience, the company's functional currency, the Singapore dollar, has been translated into US dollar amounts at the exchange rate of S$1.6508 to US$1.00. [Conversion rate as at 31 March 2005 from the Federal Reserve Bank of New York]

PacNet Posts 13th Consecutive Quarter of Net Income; Grows Profits in First Quarter 2005

SINGAPORE, 11 May 2005 --- Pacific Internet Limited or PacNet (NASDAQ: PCNTF), Asia Pacific's largest telco-independent Internet Communications Service Provider by geographic reach, today announced its financial results for the first quarter that ended 31 March 2005. The company posted its 13th consecutive quarter of profit, with net income rising 14.1% to US$1.1 million from the previous year.

Financial Highlights for First Quarter 2005

  Net income grew 14.1% to US$1.1 million (8 cents per diluted share) compared to last year
  Broadband revenue grew 7.8% to US$12.5 million compared to last year; largest contributor at 50.2% of total revenues
  Corporate broadband revenue increased 17.4% compared to last year; contributed 66.5% of total broadband revenue
  Value-added services (VAS) revenue grew 11.1% to US$2.9 million compared to last year
  Corporate VAS revenue grew 19.6% compared to last year; contributed 85.4% of total VAS revenue
  Cash and cash equivalents grew to US$38.1 million from US$30.2 million same quarter last year

Ms Low Sin Leng, Chairman of the Board, PacNet, said, "It is good to start the year with another profitable quarter. The general economic climate of the markets that we operate in, primarily in Southeast Asia, North Asia, Australia and India, remains favorable. With this positive operating climate and firm business fundamentals in place, we are in a good position to focus on growth in the year ahead."

PacNet's President and Chief Executive Officer, Mr Tan Tong Hai, said, "We continue to skew the composition of our subscriber base towards the higher-margin corporate business segment. With the majority of our VAS revenue coming from the corporate business, we believe there are opportunities for us to leverage our expanding corporate base to increase the value per account. Our growing presence in the corporate business segment will also give us the ability and reach to service regional and multi-site customers. This way, we are setting the company on a sustainable growth path."

First Quarter 2005 Financial Results

Table 1: Summary of Quarterly Financial Results
Group (in US$'000)	1Q 2005	1Q 2004	4Q 2004
Revenues	24,858	25,476	25,790
Operating Costs and Expenses	23,474	24,619	23,432
Operating Income	1,384	857	2,358
Net Income	1,080	947	2,107

Table 2: Subscriber Statistics
Country	Corporate Broadband	Leased lines	Corporate Dial Up	Corporate Value Added Services	Corporate Business Total	Consumer Total (Broadband & Dial Up)	Grand Total
Singapore	6,300	530	6,850	640	14,320	138,980	153,300
Hong Kong	11,840	210	51,810	1,900	65,760	25,060	90,820
Australia	8,900	150	360	11,400	20,810	40,820	61,630
The Philippines	190	190	410	30	820	118,290	119,110
Malaysia	-	40	10	30	80	-	80
Thailand	350	430	190	120	1,090	14,180	15,270
India	-	100	110	90	300	860	1,160
Total (as at Mar 2005)	27,580	1,650	59,740	14,210	103,180	338,190	441,370
Total (as at Mar 2004)	19,670	1,510	58,580	12,380	92,140	386,080	478,220

Note: All numbers rounded to the nearest 10.

Revenues

Revenues in the first quarter were US$24.9 million compared to US$25.5 million a year ago due to lower contributions from the consumer business. The company is progressing with its strategic shift towards the corporate segment with the objective for the corporate business to outpace contributions from the consumer segment.

Broadband revenue grew to US$12.5 million, a 7.8% increase over the same quarter last year. The growth was driven by the corporate broadband business, which grew 17.4% compared to last year, contributing US$8.3 million or 66.5% of total broadband revenue.

PacNet expects the upward trend in broadband to continue particularly amongst the small-and-medium sized businesses. The growth will be driven by increasing demand for corporate broadband services in view of higher bandwidth and competitive pricing compared to other corporate connectivity offerings such as lower-end leased lines.

With the availability of corporate broadband as an alternative, general pricing for leased lines have become more competitive. Leased lines revenue in the first quarter was lower at US$3.2 million compared to US$3.3 million the same quarter last year. With the inclusion of the unconsolidated affiliates in India and Thailand, the company's total leased line subscriber base grew by 9.3% to 1,650 compared to last year.

Corporate VAS revenue grew 19.6% and formed more than 85% of total VAS revenue. Year-on-year, total VAS revenue in the first quarter grew by 11.1% to US$2.9 million. With increasing broadband penetration in the region, opportunities to expand VAS revenue will grow.

Net Income

First quarter net income was US$1.1 million (or 8 cents per diluted share), a 14.1% growth from US$0.9 million (or 7 cents per diluted share) in 2004.

The higher net income was due to increasing contributions from the corporate business segment and lower stock option charges.

PacNet's operations in India reported positive net income in the first quarter, making it the company's sixth country operations to achieve profitability.

Operating Costs and Expenses

Gross margin was over 54% as the company continues to effectively manage its telecommunications cost of sales such as ADSL wholesale charges and cost in international leased circuits.

Staff costs for the quarter decreased due to lower stock option charges and lower headcount. Sales and marketing expenses were maintained at about 5% of total revenues while other general-and-administrative expenses decreased by 8.2% compared to last year due to more efficient management of backend office processes.

Cash Flow and Cash Balance

Cash generated from operating activities was US$3.8 million during the first quarter. Of this, US$0.8 million was utilized primarily for acquisition of fixed assets. Another US$0.1 million was used in financing activities, mainly for capital lease obligations. Net cash surplus was US$2.9 million, amounting to total cash balance of US$38.1 million as at 31 March 2005.

Additional Highlights

  Partnership with Astaro, an award-winning security solutions provider, to offer a comprehensive suite of secured Internet access solutions to both small-and-medium sized businesses and large enterprises in Thailand

  Partnership with Southern Cross Telco, a subsidiary of Orion Telecommunications, to provide a fixed line voice service for Australian businesses

  Launch of a 6.5 Mbps consumer cable broadband service in Singapore. The new service provides more breadth to the company's existing broadband offerings and strengthens its position as the widest-choice service provider in the country

  Successful realignment of Hong Kong's Supernet brand to the Pacific Internet parent brand. With this re-branding, the Group now has a consistent brand across its seven country operations

Conference Call and WebCast

The Management will host a conference call to discuss the results:
Singapore Time:	11 May, 2005 @ 7.00 a.m.
US Eastern Time:	10 May, 2005 @ 7.00 p.m.
Dial in number:	International: +1-913-981-5510 Within US: 800-502-0493 (toll-free)

The confirmation pass code for the "live" call is 8077843.

The call will also be webcast "live" at the following website: www.pacnet.com/investor/.

Detailed financial statements together with management's discussion and analysis are available on the Investor Relations website at www.pacnet.com/investor/.

About Pacific Internet Limited

Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia.  PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. More information at pacnet.com.

Investor & Media Contact:

Mervin Wang (65) 9798 6077 investor@pacific.net.sg	Mark Kollar Cubitt Jacobs & Prosek Communications (2 12) 279 3115 x 201 mark@cjpcom.com

Caution Concerning Forward-Looking Statements

Included in this report are various forward-looking statements which are made pursuant to the safe harbor provisions of the "Private Securities Litigation Reform Act of 1995," some of these may be identified by the use of words such as "seek," "expect," "anticipate," "estimate," "believe," "intend," "project," "plan," "strategy," "forecast" and similar expressions or future or conditional verbs such as "will," "would," "should," "could," "may" and "might." The Group has made forward-looking statements with respect to the following, among others:

  Projected capital expenditures, expansion plans and liquidity;
  Development and growth of additional revenue sources;
  Development and maintenance of profitable pricing programs; and
  Outcome of potential litigation.
These statements are forward-looking which reflect the Group's current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group's subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group's cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Management's Discussion and Analysis for the Quarter Ended March 31, 2005

Basis of Presentation

The accompanying unaudited consolidated financial information has been determined in accordance with generally accepted accounting principles ("GAAP") in the United States of America. Operating results for the quarter ended March 31, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005. The Management's Discussion and Analysis should be read in conjunction with the financial information appearing in this Form 6K.

In the following discussion, Pacific Internet Limited (the "Company") and its consolidated subsidiaries are collectively referred to as the "Group" or "PacNet".

Overview

PacNet is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. It provides integrated data, voice and video services to businesses and individuals across seven countries Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet has been sharpening its Internet engineering expertise since 1991, in the days of TechNet, the R&D unit of the National University of Singapore, making it one of the most experienced Internet Service Providers in the region. In 1995, PacNet commenced commercial Internet services in Singapore and started its regional expansion in 1996 both organically and through acquisitions. Today, the Group has over 441,000 subscribers.

PacNet's primary service offerings include basic Internet access services through dial-up, broadband, leased lines and value-added services like VPN (virtual private network), managed security, hosting, international roaming, voice and collaboration services, email outsourcing and many others.

PacNet provides this broad range of Internet services to individuals and businesses through a regional network of more than 30 points of presence ("POP") in seven countries. The Group's systems and network infrastructure are designed to provide customers with reliability and speed through efficient use of international bandwidth and implementation of a scalable infrastructure. This regional network footprint provides the Group stronger bargaining power for collective negotiation of international bandwidth and the ability to build extensive peering relationships with international carriers.

PacNet's goal is to continue building on its strong position in the Asia-Pacific Internet access market and leverage on its regional presence by:

  providing reliable and responsive customer experience;
  focusing on high growth areas like broadband, including gaining access to a variety of broadband infrastructures like DSL and cable broadband;
  exploiting our regional network coverage to provide one-stop service to regional corporate customers; and
  leveraging the scale of the existing customer base and infrastructure to up-sell innovative and higher value-added services to improve the Group's profitability.

Discussion of Results of Operations

The Group ended the first quarter of 2005 with net revenue of S$41.0 million (US$24.9 million). Year on year, the decrease was 2.4% or S$1.0 million (US$0.6 million). Quarter on quarter, net revenues decreased 3.6% or S$1.5 million (US$0.9 million).

The Group's net profit increased 14.1% when compared to same quarter last year. Quarter-on-quarter, the Group's net profit has decreased by 48.7% due to seasonally weaker first quarter of the year.

The following is a summary of the Group's net profit before and after adjusting for stock-based compensation1.

  1 Refer to "Staff Costs" for detailed explanation.

The following is a detailed discussion of this quarter's operating results.

Revenues

In this quarter, corporate business broadband continues to show the greatest revenue growth. This is the trend observed in Singapore, Hong Kong and Australia with strong growth in corporate subscriber base. This is a result of the strong value proposition to businesses of higher speed broadband services at affordable prices. On the other hand, dial-up revenues have declined as a result of a continuing strategic shift from volume based consumer business to higher margin corporate business.

Net revenue for the quarter decreased by 2.4% compared to same quarter last year. Quarter-on-quarter, the net revenue dropped by 3.6%. This is a result of a decline in consumer business, as the increase in corporate business has not yet outpaced the decline.

Dial-up Access

Dial-up access revenue for the first quarter decreased S$2.4 million (US$1.5 million) or 23.2% when compared to the corresponding period in 2004. The Group ended the quarter with 357,980 dial-up subscribers, an 11.4% decline when compared to the same quarter last year.

Compared to last quarter, dial-up revenues decreased S$0.5 million (US$0.3 million) or 5.5% and subscriber base for consolidated companies registered a decrease of 6.9%. This was a result of the Group's more Internet savvy dial-up customers continued to migrate to higher-speed access i.e. broadband.

The following table summarizes the dial up customers by geography :

Dial-up subscriber base	Mar	Dec	Mar
by geography*	2005	2004	2004
Singapore	118,570	123,020	134,280
Malaysia	10	10	10
Hong Kong	73,450	74,020	88,680
Australia	31,900	33,340	37,650
The Philippines	118,700	137,740	122,820
Total for consolidated companies	342,630	368,130	383,440
India**	980	1,040	1,490
Thailand**	14,370	19,790	19,150
Total	357,980	388,960	404,080

  * All numbers are rounded to the nearest 10.
  ** Results of India and Thailand operations are equity accounted for.

Broadband Access

Currently, PacNet provides high-speed and high-capacity broadband access services using the Digital Subscriber Line ("DSL") technology in five countries Singapore, Hong Kong, Australia, the Philippines and Thailand.

Broadband revenue was S$20.6 million (US$12.5 million) this quarter, a 7.8% increase over the same quarter last year. As of March 31, 2005, the Group had 67,530 broadband subscribers, a 12.1% increase over the same quarter last year. Compared to last quarter, revenue fell S$0.1 million (US$48,000) or 0.4%, attributed by the decline in consumer broadband revenues. Subscriber base for consolidated companies increased 1.0%.

The following table summarizes the broadband customers by geography :

Broadband subscriber base	Mar	Dec	Mar
by geography*	2005	2004	2004
Singapore	33,560	34,250	35,180
Hong Kong	15,240	14,910	13,060
Australia	18,190	17,160	11,690
The Philippines	190	170	110
Total for consolidated companies	67,180	66,490	60,040
Thailand**	350	340	210
Total	67,530	66,830	60,250

  * All numbers are rounded to the nearest 10.
  ** Results of Thailand operations are equity accounted for.

In this quarter, broadband contributed 50.2% of the Group's revenue, a significant increase from 45.4%, a year ago. With the increasing demand for corporate broadband Internet services due to the high-speed bandwidth and its price competitiveness as compared to other traditional offerings such as leased lines, and together with the increasing popularity of high-speed bandwidth multimedia applications and on-line entertainment in the consumer market, the Group expects demand for broadband services to continue on its upward trend.

Year on year, the strong growth in broadband revenue was principally driven by the increase in broadband subscribers in Hong Kong and Australia. Quarter on quarter, PacNet Singapore recorded a drop in the subscriber base, this was due to continued strategic shift from consumer broadband to corporate broadband.

Leased Line Access

Leased line services are provided to corporate customers and include a wide array of Internet options that are tailored to the customers' requirements. In this quarter, leased line revenue decreased 3.8% when compared to the corresponding quarter last year, the decrease was due reduction in average revenue per user ("ARPU") and consolidated subscriber base for leased line. Quarter on quarter, leased line revenue increased 1.7%, mainly due to the increase in subscriber base. The consolidated companies subscriber base quarter-on-quarter increased 0.9%.

The following table summarizes the leased line customers by geography :

Leased line subscriber base	Mar	Dec	Mar
by geography*	2005	2004	2004
Singapore	530	540	600
Malaysia	40	30	30
Hong Kong	210	210	250
Australia	150	140	100
The Philippines	190	190	160
Total for consolidated companies	1,120	1,110	1,140
India**	100	100	80
Thailand**	430	390	290
Total	1,650	1,600	1,510

  * All numbers are rounded to the nearest 10.
  ** Results of India and Thailand operations are equity accounted for.

Value-Added Services ("VAS")

The Group currently provides a variety of VAS to cater to the increasing needs of today's Internet-savvy customers. VAS includes global roaming, web-hosting, anti-virus solutions, wireless access, data services and voice services etc. Year on year, VAS revenue grew S$0.5 million (US$0.3 million) or 11.1%. Quarter on quarter, VAS revenue increased S$0.2 million (US$0.1 million) or 3.9%. The increase was mainly from data services revenues from the Group.

Commission revenue and other revenues

Commission revenue relates to travel commission generated by the Group's travel arm - Safe2Travel Pte Ltd ("Safe2Travel"), which is the second largest corporate travel-ticketing agent in Singapore.

Safe2Travel applies Emerging Issue Task Force No. 99-19 ("EITF 99-19"), Reporting Revenue Gross as a Principal Versus Net as an Agent , in the recognition of commission revenues. As such, all air-ticketing revenues are recorded at the net amount, i.e. the amount charged to the customer less the amount payable/paid to the airlines.

For this quarter, Safe2Travel earned total commission revenue of S$1.4 million (US$0.9 million), representing 4.8% of its gross ticket sales of S$29.4 million (US$17.8 million).

Although the commission revenue are recorded net, Safe2Travel's accounts receivable and payable are recorded at the gross amounts charged to the customer and payable to the airlines, respectively. This partly explains the large balance of accounts receivable and payable in the Group's balance sheet relative to its revenues and cost of sales. As of March 31, 2005, Safe2Travel's accounts receivable and accounts payable were S$10.9 million (US$6.6 million) and S$4.2 million (US$2.5 million), respectively.

Year on year, commission revenue decreased 10.1%. Quarter on quarter commission revenue decreased by S$0.3 million (US$0.2 million) or 18.8%. This was due to an increase in competition and pricing pressures faced by Safe2Travel.

Other revenues decreased by 18.9% compared to same quarter last year, this was due to lower e-commerce revenue. Quarter-on-quarter, other revenue decreased by 51.9% or S$0.9 million (US$0.6 million). This was mainly due to a recognition of PacNet Australia's interconnect revenue at the last quarter, which was for the entire year of 2004.

Operating Costs and Expenses

Cost of Sales

The Group's cost of sales consists mainly of ADSL wholesale charges, telecommunication costs in international leased circuits, leased lines and monthly charges for the use of telephone lines to the Group's modem pool. Year on year, cost of sales increased 1.0%, and gross margin decreased from 55.8% to 54.2% this quarter. Quarter on quarter, gross margin improved slightly from 54.1% to 54.2%.

Staff Costs

Staff costs for the quarter was S$11.9 million (US$7.2 million), representing a decrease of S$2.0 million (US$1.2 million) or 14.2% when compared to the same quarter last year. Quarter on quarter, it increased marginally by 0.3%.

Staff costs before stock based compensation costs for the quarter was S$12.0 million (US$7.3 million). Year on year, it decreased by 4.3% and quarter on quarter it increased 1.3%, this was mainly due to annual salary adjustments.

The stock-based compensation cost recognised by the Group for the quarter was a reversal of S$65,000 (US$39,000) 2. The corresponding cost was a charge of S$57,000 (US$35,000) for the last quarter and S$1.4 million (US$0.8 million) for the same quarter last year

The Group has adopted the disclosure-only provisions of SFAS 123 Accounting for Stock Based Compensation and applies Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its employee stock-based compensation plans. The Group has elected to use the intrinsic value method prescribed in APB 25 to account for options issued to employees. For options issued to non-employees under its stock-based compensation plan, the Group has accounted for them as provided under SFAS 123. The fair value of the options granted is estimated using the Black-Scholes option-pricing model.

Stock options granted under the 4th tranche of 1999 Share Option Plan issued after January 18, 2001 are variable accounted for in accordance with EITF 00-23 Issues Relating to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, Issue 31 ("EITF 00-23 Issue 31"). As of March 31, 2005, there are 86,675 outstanding options with an exercise price of US$3.09, which are subject to variable accounting. A total compensation cost for the 4 th tranche stock options in this quarter was a reversal of S$0.1 million (US$63,000) compared to a charge of S$0.7 million (US$0.4 million) in the same quarter last year and $31,000 (US$19,000) for the last quarter.

Excluding the effects of stock-based compensation cost, staff costs as a percentage of gross revenues was 29.2%, 27.8% and 29.8% for this quarter, last quarter and same quarter last year respectively. Revenue per employee per quarter maintained at the same at S$42,000 (US$25,000) of fourth quarter of last year.

  2 Refer to this table for historical comparatives and year to date charges.

Sales and Marketing Expenses

Sales and marketing expenses, which comprised largely of advertising and promotion expenses, increased 57.4% over the same quarter last year. Quarter on quarter, sales and marketing expenses increased 91.5%. The increase was due to more aggressive customer acquisition and marketing programs embarked in the beginning of the year to grow future revenue and the re-branding exercise carried out by PacNet Hong Kong to re-brand themselves from Pacific Supernet as Pacific Internet.

Other General and Administrative Expenses

Other general and administrative expenses consisted mainly of travelling expenses, office expenses and professional and consultancy fees. Year on year, these expenses reduced by 8.2%. Quarter to quarter, it has also decreased 5.3%. The Group continues to monitor this closely to ensure that increase in these expenses is at a slower rate than revenues. As a percentage of total revenues, this was 8.8%, 9.0% and 9.4% for this quarter, last quarter and same quarter last year respectively.

Depreciation and Amortization

Depreciation and amortization was S$2.0 million (US$1.0 million), a year on year and quarter on quarter decline of 16.8% and 4.4% respectively. The reduction is mainly due to lower depreciation charges as the Group did not have any major acquisitions in fixed assets over the last two years .

Allowance for Doubtful Accounts Receivable

Allowance for doubtful accounts receivable decreased by S$0.1 million (US$79,000) or 31.5% for this quarter, when compared to corresponding period in 2004, this was a result of more effective credit management.

Quarter on quarter, allowance for doubtful accounts receivables increased marginally by S$55,000 (US$33,000) or 23.9%.

Other income (expenses)

Other income / (expenses) comprised largely of equity in gain / (losses) of unconsolidated affiliates and interest income.

Equity in gain of unconsolidated affiliates relates to the Group's operations in Thailand and India. The Group recorded an equity gain from unconsolidated affiliates of S$0.1 million (US$79,000) in this quarter compared to S$0.2 million (US$0.1 million) from the same quarter last year. Quarter on quarter, the equity gain in unconsolidated affiliates shows a decline of 22.6%.

Liquidity and Capital Resources

As of March 31, 2005, the Group held cash and cash equivalents of S$62.9 million (US$38.1 million). The Group generated a net cash surplus of S$4.8 million (US$2.9 million) for the quarter.

Operating activities for the first 3 months of 2005 generated cash of S$6.3 million (US$3.8 million). Of this, S$1.4 million (US$0.8 million) was used in investing activities, which were mainly acquisition of fixed assets. Cash used in financing activities for the quarter amounted to S$0.1 million (US$78,000), these were primarily repayment of capital leases.

Critical accounting policies and estimates

PacNet's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial information, which have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. The preparation of these financial information requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates its estimates, including those related to revenue recognition, network service costs, bad debts, intangible assets, deferred taxes, investments, restructuring and contingencies. PacNet based its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

PacNet believes that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of financial information.

Revenue recognition

PacNet recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements ("SAB 104"), as amended and other related guidance. SAB 104 requires four basic criteria to be met before revenue can be recognized: (1) pervasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; (4) collectibility is reasonably assured. Determination of criteria (4) is based on management's judgements regarding the nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which PacNet will perform multiple revenue generating activities and EITF 00-21 became effective for PacNet's revenue arrangements commencing on or after June 15, 2003. The amount allocable to delivered item(s) is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions. As such, activation fee revenue is recognized upfront based on the fair value of the delivered items.

Network service costs

Access to Internet for customers outside of our base of owned point-of-presence ("POPs") is provided through capacity leased from a number of third-party telecom providers. PacNet is, in effect, buying capacity in bulk at a discount, and providing access to its customer base at the normal rates. PacNet's network service costs represent a significant portion of its cost of sales and the related liabilities represent a significant portion of accrued expenses. Network service costs accruals are frequently based on best estimates due to delayed or late billing by telecom companies, the complexity of its agreements with telecom companies and the frequency of disputes.

Bad debt

PacNet maintains allowances for doubtful accounts for estimated losses resulting from inability of customers to make required payments. If the financial position of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Goodwill and other identifiable intangible assets

Intangible assets consist primarily of acquired customer lists, customer contracts and goodwill. Acquired customer lists represents capitalization of specific costs incurred for the purchase of other customer lists from other ISPs, and is amortized on a straight-line basis over its estimated useful lives, ranging from 4 to 5 years.

Goodwill and other intangible assets are periodically reviewed for impairment to ensure they are properly valued. Conditions that may indicate an impairment issue exists include an economic downturn, changes in churn rate of subscribers or a change in assessment of future operations. In the event that a condition is identified that may indicate an impairment issue exists, an assessment is performed using a variety of methodologies, including discounted cash flow analysis and estimates of sales proceeds.

Deferred income taxes

PacNet records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While PacNet has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for valuation allowance, in the event PacNet were to determine that it would be able to realize its deferred tax assets in the future in excess of its recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should PacNet determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Legal contingencies

PacNet is involved in material legal proceedings as disclosed. PacNet is also involved in legal proceedings that it considers normal to its business and has accrued its estimate of the probable costs of defending these proceedings. The estimate has been developed in consultation with outside counsel handling its defense in these matters and is based on analysis of potential results, assuming a combination of litigation and settlement strategies. Save as disclosed, PacNet does not believe these proceedings will have a material adverse effect on its consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in assumptions of the effectiveness of strategies related to these proceedings.

Litigation and contingent liabilities

Except as mentioned below, the Company is not involved in any material pending legal proceedings.

On December 6, 2001, a class action lawsuit ("IPO Allocation Suit") was instituted in the United States District Court for the Southern District of New York against the Company and several of the Company's former directors and officers as well as against the underwriters who handled the Company's February 5, 1999 initial public offering ("IPO"). The complaint filed with respect to the IPO Allocation Suit alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 and is based primarily on the assertion that there were undisclosed commissions received by the underwriter defendants and agreements or arrangements entered into by the underwriters for additional purchases of the Company's securities in the aftermarket by selected investors at pre-determined prices. The action seeks damages in an unspecified amount. In April 2002, an amended complaint was filed against the Company. The amended complaint included, amongst others, allegations of price-manipulation in the Company's IPO as well as its second offering conducted in May 1999.

The Company has been advised by its US counsel that similar class action suits have been filed against about 300 other companies that went public between 1998 and 2001 and that all such cases have been consolidated before a single judge for case management purposes. On July 15, 2002, the Company and the individual defendants, along with the other issuers and their related officer and director defendants, filed a joint motion to dismiss based on common issues. On February 19, 2003, the Court denied the motion to dismiss as to all claims brought against the Company and the individual defendants, except for claims brought against the individual defendants under Section 10(b) of the Securities Exchange Act of 1934, which were dismissed.

On July 30, 2003, the Litigation Committee of the Board of Directors of the Company approved a Memorandum of Understanding (the "MOU") reflecting a settlement in which the plaintiffs agreed to dismiss the case against the Company with prejudice in return for the assignment by the Company of claims that the Company might have against its underwriters. No payment to the plaintiffs by the Company was required under the MOU. After further negotiations, the essential terms of the MOU were formalized in a Stipulation and Agreement of Settlement ("Settlement"), which has been executed on behalf of the Company. The settling parties presented the Settlement papers to the Court on June 14, 2004 and filed briefs formally seeking preliminary approval of the proposed Settlement on June 25, 2004. The underwriter defendants, who are not parties to the proposed Settlement, filed a brief objecting to the Settlement's terms on July 14, 2004. On February 15, 2005, the Court granted preliminary approval of the Settlement conditioned on agreement by the parties to narrow one of a number of provisions in the Settlement intended to protect the issuers against possible future claims by the underwriters. The Litigation Committee of the Board of Directors of the Company re-approved the Settlement with the proposed modifications that were outlined by the Court in its February 15, 2005 Order granting preliminary approval. A final hearing on approval of the Settlement has been scheduled for January 9, 2006. Despite the preliminary approval, there can be no assurance that the Court will provide final approval of the Settlement.

The proposed Settlement does not resolve the claims that the plaintiffs have against the underwriter defendants. The litigation between those parties is proceeding and is currently in the class certification stage. Due to the large number of cases consolidated into the IPO litigation, the Court, as a case management device, ordered the plaintiffs and underwriters to select from the approximately 300 consolidated cases "focus cases" intended to present a representative sample of parties and issues. Six focus cases were chosen for the class certification stage. On October 13, 2004, the Court certified classes in each of the six class certification focus cases. The underwriter defendants have sought review of that decision.

The plaintiffs and underwriters have chosen additional focus cases for purposes of the discovery phase. The underwriter defendants selected the Company as a merits focus case. As a result, among other things, the Company will be subject to discovery obligations that non-focus case issuers will not be subject to. However, the selection of the Company as a focus case will not impact its ability to participate in the proposed Settlement.

The Company believes that it and the individual defendants have meritorious defenses to the claims made in the complaints and, if the Settlement is not approved by the Court, intends to contest the lawsuit vigorously. However, the litigation remains at a preliminary stage. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome of the lawsuit. An unfavorable outcome could have a material adverse effect on the business, financial condition and results of operation of the Company in the period in which the lawsuit is resolved.

The Group is or may be potentially involved in other litigation incidental to its business. Although the outcome of any such litigation is not presently determinable, the resolution of such litigation is not expected to have a material adverse effect on its business. No assurances can be given with respect to the extent or outcome of any such litigation in the future.

Forward-looking Statements Disclaimer

Included in this report are various forward-looking statements which are made pursuant to the safe harbor provisions of the "Private Securities Litigation Reform Act of 1995", some of these may be identified by the use of words such as "seek", "expect", "anticipate", "estimate", "believe", "intend", "project", "plan", "strategy", "forecast" and similar expressions or future or conditional verbs such as "will", "would", "should", "could", "may" and "might". The Group has made forward-looking statements with respect to the following, among others:

  projected capital expenditures, expansion plans and liquidity;
  development and growth of additional revenue sources;
  development and maintenance of profitable pricing programs; and
  outcome of potential litigation.

These statements are forward-looking which reflect the Group's current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group's subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group's cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Pacific Internet Limited

Unaudited Consolidated Balance Sheets as of March 31, 2005 With Comparative Amounts from December 31, 2004

	31-Dec-04	31-Mar-05	31-Mar-05
	S$'000	S$'000	US$'000

Cash and cash equivalents	57,964	62,859	38,078
Accounts receivable - net	25,174	23,613	14,304
Other receivables	8,532	8,648	5,239
Inventories	341	284	172

Total current assets	92,011	95,404	57,793

Investments	34	36	22
Fixed assets and website development costs- net	17,860	17,477	10,587
Goodwill and intangible assets - net	28,767	29,034	17,588
Other non-current assets	5,752	5,758	3,487

Total non-current assets	52,413	52,305	31,684

TOTAL ASSETS	144,424	147,709	89,477

Bank borrowings	2,526	2,517	1,525
Accounts payable	9,858	12,372	7,495
Other payables	37,393	35,909	21,752
Current portion of capital lease obligations	470	457	277

Total current liabilities	50,247	51,255	31,049

Capital lease obligations, less current portion	524	525	318
Other non-current and deferred liabilities	1,554	1,673	1,013

Total non-current liabilities	2,078	2,198	1,331

Minority interest	1,480	1,488	901

Shareholders' equity
Ordinary shares, S$2 par value	26,588	26,593	16,109
Additional paid-in capital and deferred compensation	97,566	97,509	59,068
Accumulated deficit and other comprehensive income	(33,535)	(31,334)	(18,981)

Total shareholders' equity	90,619	92,768	56,196

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	144,424	147,709	89,477

Pacific Internet Limited

Unaudited Consolidated Statement of Operations (In Singapore Dollars)

	Quarter ended			Three months ended Mar 31,

	Dec 31, 2004	Mar 31, 2004	Mar 31, 2005	2004	2005
	S$'000	S$'000	S$'000	S$'000	S$'000

Revenues
Dial up access	8,527	10,492	8,060	10,492	8,060
Broadband access	20,682	19,107	20,603	19,107	20,603
Leased line access	5,160	5,456	5,250	5,456	5,250
Value added services	4,662	4,360	4,844	4,360	4,844
Commission revenues	1,734	1,566	1,408	1,566	1,408
Other revenues	1,811	1,074	871	1,074	871

Total net revenues	42,576	42,055	41,036	42,055	41,036

Operating costs and expenses
Cost of sales	19,524	18,598	18,780	18,598	18,780
Staff costs	11,893	13,909	11,930	13,909	11,930
Sales & marketing	1,105	1,344	2,116	1,344	2,116
Other general & administrative	3,816	3,940	3,615	3,940	3,615
Depreciation & amortization	2,117	2,434	2,024	2,434	2,024
Allowance for doubtful accounts receivable	230	416	285	416	285

Total operating expenses	38,685	40,641	38,750	40,641	38,750

Operating income	3,891	1,414	2,286	1,414	2,286

Other income (expenses)
Net interest income (expenses)	142	14	165	14	165
Net (loss) gain on foreign currency	(145)	(43)	36	(43)	36
Loss on disposal of fixed assets	(9)	(12)	(48)	(12)	(48)
Equity in gain (loss) of unconsolidated affiliates	168	154	130	154	130
Others	167	74	24	74	24

Total other income (expenses)	323	187	307	187	307

Income before income taxes and minority interest	4,214	1,601	2,593	1,601	2,593
Provision for income taxes	(698)	(791)	(800)	(791)	(800)

	3,516	810	1,793	810	1,793
Minority interest in gain of consolidated subsidiaries	(39)	10	(10)	10	(10)

Income before extraordinary item	3,477	820	1,783	820	1,783
Extraordinary item	-	743	-	743	-

Net income	3,477	1,563	1,783	1,563	1,783

Net income from continuing operations per share - basic	$0.2617	$0.0624	$0.1341	$0.0624	$0.1341

Net income per share - basic	$0.2617	$0.1189	$0.1341	$0.1189	$0.1341

Net income from continuing operations per share - diluted [1]	$0.2617	$0.0607	$0.1341	$0.0607	$0.1341

Net income per share - diluted [1]	$0.2617	$0.1156	$0.1341	$0.1156	$0.1341

Weighted average number of shares outstanding - basic	13,285,453	13,145,098	13,295,499	13,145,098	13,295,499

Weighted average number of shares outstanding - diluted [1]	13,285,453	13,517,563	13,295,499	13,517,563	13,295,499

[1]	Includes all outstanding options under the Company's Share Option Plans to the extent the outstanding options are dilutive.

Pacific Internet Limited

Unaudited Consolidated Statement of Operations (In US Dollars)

	Quarter ended			Three months ended Mar 31,

	Dec 31, 2004	Mar 31, 2004	Mar 31, 2005	2004	2005
	US$'000	US$'000	US$'000	US$'000	US$'000

Revenues
Dial up access	5,165	6,356	4,882	6,356	4,882
Broadband access	12,528	11,574	12,481	11,574	12,481
Leased line access	3,126	3,305	3,180	3,305	3,180
Value added services	2,824	2,641	2,934	2,641	2,934
Commission revenues	1,050	949	853	949	853
Other revenues	1,097	651	528	651	528

Total net revenues	25,790	25,476	24,858	25,476	24,858

Operating costs and expenses
Cost of sales	11,827	11,266	11,376	11,266	11,376
Staff costs	7,204	8,426	7,227	8,426	7,227
Sales & marketing	669	814	1,282	814	1,282
Other general & administrative	2,312	2,387	2,190	2,387	2,190
Depreciation & amortization	1,281	1,474	1,226	1,474	1,226
Allowance for doubtful accounts receivable	139	252	173	252	173

Total operating expenses	23,432	24,619	23,474	24,619	23,474

Operating income	2,358	857	1,384	857	1,384

Other income (expenses)
Net interest income (expenses)	86	8	100	8	100
Net (loss) gain on foreign currency	(88)	(26)	22	(26)	22
Loss on disposal of fixed assets	(5)	(7)	(29)	(7)	(29)
Equity in gain (loss) of unconsolidated affiliates	102	93	79	93	79
Others	101	45	15	45	15

Total other income (expenses)	196	113	187	113	187

Income before income taxes and minority interest	2,554	970	1,571	970	1,571
Provision for income taxes	(423)	(479)	(485)	(479)	(485)

	2,131	491	1,086	491	1,086
Minority interest in gain of consolidated subsidiaries	(24)	6	(6)	6	(6)

Income before extraordinary item	2,107	497	1,080	497	1,080
Extraordinary item	-	450	-	450	-

Net income	2,107	947	1,080	947	1,080

Net income from continuing operations per share - basic	$0.1585	$0.0378	$0.0812	$0.0378	$0.0812

Net income per share - basic	$0.1585	$0.0720	$0.0812	$0.0720	$0.0812

Net income from continuing operations per share - diluted [1]	$0.1585	$0.0368	$0.0812	$0.0368	$0.0812

Net income per share - diluted [1]	$0.1585	$0.0700	$0.0812	$0.0700	$0.0812

Weighted average number of shares outstanding - basic	13,285,453	13,145,098	13,295,499	13,145,098	13,295,499

Weighted average number of shares outstanding - diluted [1]	13,285,453	13,517,563	13,295,499	13,517,563	13,295,499

[1]	Includes all outstanding options under the Company's Share Option Plans to the extent the outstanding options are dilutive.
[2]	For convenience, Singapore dollar amounts have been translated into U.S dollar amounts at the exchange rate as of December 31, 2004, which was S$1.6508 to US$1.00.

Pacific Internet Limited

Unaudited Consolidated Statement of Cash Flows for Quarter Ended March 31, 2005 With Comparative Amounts from March 31, 2004

	Quarter ended March 31,

	2004	2005	2005
	S$'000	S$'000	US$'000

OPERATING ACTIVITIES
Net income for the period	1,563	1,783	1,080
Items not involving cash and other adjustments to reconcile net income to cash from operating activities:
Depreciation and amortization	2,434	2,024	1,226
Loss on disposal of fixed assets	12	48	29
Fixed assets written off	7	2	1
Allowance for doubtful accounts receivable	416	285	173
Minority interest	(10)	10	6
Deferred income tax (benefit) provision	1	221	134
Amortization of deferred compensation	1,370	(65)	(39)
Equity in loss (gain) of unconsolidated affiliates	(154)	(130)	(79)
Extraordinary item	(743)	-	-
Changes in non-cash working capital items:
Accounts receivable	2,764	1,276	773
Prepaid expenses and other assets	239	(43)	(26)
Inventories	60	57	35
Accounts payable	401	2,514	1,523
Other payables / receivables	546	(1,674)	(1,015)

Cash provided by operating activities	8,906	6,308	3,821

INVESTING ACTIVITIES
Acquisition of fixed assets	(1,263)	(1,386)	(840)
Proceeds from sale of fixed assets	19	5	3
Purchase of intangible assets	(140)	-	-
Investment in affiliates	-	-	-
Acquisition of minority interests	(300)	-	-
Loan to affiliates	-	-	-

Cash used in investing activities	(1,684)	(1,381)	(837)

FINANCING ACTIVITIES
Bank borrowings (repayments)	(30)	(9)	(5)
Capital lease obligations	(123)	(134)	(81)
Proceeds from issuance of ordinary shares	921	13	8

Cash (used in) provided by financing activities	768	(130)	(78)

Increase in cash and cash equivalents	7,990	4,797	2,906

Cash and cash equivalents at beginning of period	41,905	57,964	35,113

Effect of exchange rate changes on cash and cash equivalents	(54)	98	59

Cash and cash equivalent at end of period	49,841	62,859	38,078